As filed with the Securities and Exchange Commission on May 15, 2007

                                                             File No.___________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            FORM SB-1 (Alternative 2)


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           AUTO DIRECT HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

           Nevada                        7370                     20-8614075
------------------------------    ------------------------    ------------------
(State or jurisdiction of        (Primary Industrial          I.R.S. Employer
incorporation or organization)    Classification Code No.)    Identification No.


       46 Nelson Street, Oakville, Ontario, Canada L6L 3H6 (905) 338-5744
       ------------------------------------------------------------------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

       46 Nelson Street, Oakville, Ontario, Canada L6L 3H6 (905) 338-5744
       ------------------------------------------------------------------
(Address of principal place of business or intended principal place of business)

                                  John Campbell

       46 Nelson Street, Oakville, Ontario, Canada L6L 3H6 (905) 338-5744
       ------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

        Copies to:           Bradley D. Harrison
        ---------
                        Law Office of Bradley D. Harrison
                               8318 Trail Lake Dr,
                              Rowlett, Texas 75088
                               (972) 412-5041 Tel
                               (214) 607-1729 Fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

                             -----------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|



If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check
the following box. |_|
                                -----------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
Title of Each              Amount         Proposed            Minimum/Maximum         Amount of
Class of Securities        To be          Offering Price      Proposed Aggregate      Registration
to be Registered           Registered     Per Share (1)       Offering  (1)           Fee
--------------------------------------------------------------------------------------------------

Common stock,
$0.001 par value
Minimum                       150,000             $0.50              $   75,000            $  10
Maximum                     1,000,000             $0.50              $  500,000            $  64
--------------------------------------------------------------------------------------------------
Total maximum               1,000,000             $0.50              $  500,000            $  64

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. |X|

(1) Estimated solely for the purpose of calculating the registration fee.

                                                         INITIAL PUBLIC OFFERING
                                                                      PROSPECTUS

                           AUTO DIRECT HOLDINGS, INC.

                Minimum of 150,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $0.50 per share

         We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, John Campbell after the effective date of this registration statement. The offering price was determined arbitrarily and we will raise a minimum of $75,000 and a maximum of $500,000. The money we raise in this offering before the minimum amount, $75,000, is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. The offering will end on November 6, 2007 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. There is no minimum purchase requirement for subscribers.

The Offering:
                                 150,000 shares             1,000,000 shares
                                Minimum offering            Maximum offering
                                ----------------            ----------------
                            Per Share       Amount       Per Share       Amount
                            ---------       ------       ---------      -------
Public Offering Price        $0.50          $ 75,000     $0.50          $500,000

Offering expenses are estimated to be $16,769 if the minimum number of shares are sold, which equates to $0.08 per share, and $33,769 if the maximum number of shares are sold, which equates to $0.04 per share.

There is currently no market for our shares. We intend to work with a market maker who would then apply to have our securities quoted on the over-the-counter bulletin Board or on an exchange as soon as practicable after our offering. We will close our offering on November 6, 2007. However, it is possible that we do not get trading on the over-the-counter bulletin Board, and if we do get quoted on the bulletin board, we may not satisfy the listing requirements for an exchange, which are greater than that of the bulletin board.

                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------



               This Prospectus is dated __________________________


                               PROSPECTUS SUMMARY

OUR COMPANY

         We were formed as a corporation on June 29, 2006 under the laws of the State of Nevada in order to acquire 100% of the outstanding stock of Auto Direct
Automotive Supply, Inc. (ADAS). On June 30, 2006, the Company issued 4,500,000 of common stock in exchange for a 100% equity interest in ADAS. As a result of the share exchange, ADAS became the wholly owned subsidiary of the Company and the shareholders of ADAS owned 100% of the Company's voting common stock. The
Company accounted for the exchange as a transaction between entities under common control, and recognized their carrying amounts at the date of transfer.
The financial statements and business have been described as if the Company had always been the reporting entity. Our executive offices are located at 46 Nelson
Street, Oakville, Ontario, Canadad L6L 3H6. We provide online drivers test preparation for persons preparing to take the Ontario drivers license test. The funds raised in this offering will be used to further develop our business and expand into other markets.

THE OFFERING

Our sole officer and director will be selling the offering.
                                                          Minimum      Midpoint     Maximum
                                                         ---------     ---------    ---------

Common shares offered                                      150,000       500,000    1,000,000
Common shares outstanding before this offering           5,000,000     5,000,000    5,000,000
                                                         ---------     ---------    ---------
Total shares outstanding after this offering             5,150,000     5,500,000    6,000,000


Officers, directors and their affiliates will not be able to purchase shares in this offering.

                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                            Audited
       Balance Sheet:                       Dec 31, 2006
       ------- ------                       ------------
       Working Capital                      $ ( 55,605)
       Total Assets                         $    4,242
       Total Liabilities                    $   59,847
       Stockholders' Equity                 $ ( 55,605)

                                             Audited
                                            Twelve months
       Statement of Operations:             Dec 31, 2006
       --------- -- -----------             ------------
       Revenue                              $     -0-
       Operating Expense                    $(  14,450)
       Other  income (expense)              $    3,039

       Net Income (loss)                    $(  11,411)

Income per share: Basic & diluted           ($0.003)
No. Shares outstanding                      4,500,000

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. We have identified all material risks known to, and anticipated by, us as of the filing of this registration statement.

WE HAVE A LIMITED OPERATING HISTORY, HAVING DEVELOPED OUR SOFTWARE AND WEBSITE, WITH CUMULATIVE LOSSES SINCE INCEPTION THAT COULD CAUSE US TO RUN OUT OF MONEY AND CLOSE OUR BUSINESS.

We have an accumulated deficit from operations. There is not sufficient gross revenue and profit to finance our planned growth and, without additional financing as outlined in this prospectus, we could continue to experience losses in the future. We may incur significant expenses in promoting our business, and as a result, will need to generate significant revenues over and above our current revenue to achieve consistent profitability. If we are unable to achieve that profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

We rely on our sole officer, John Campbell, to direct the affairs of the company and rely upon him competently operate the business. We do not have key man insurance on our sole officer and director and have no employment agreements with him. Should something happen to our sole officer, this reliance on a single person could have a material detrimental impact on our business and could cause the business to lose its place in the market, or even fail. Such events could cause the value of our stock to decline or become worthless.

OUR SOLE OFFICER WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

Upon completion of this offering, our sole officer, John Campbell, will, in the aggregate, beneficially own approximately 87.10% (or 73.64% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could cause the value of our stock to decline or become worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY, WHICH, IF WE CANNOT OBTAIN, COULD CAUSE US TO HAVE TO CEASE OUR OPERATIONS.

Our capital requirements could be more than our operating income. As of December 31, 2006, our cash balance was $4,124. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue for twelve months without any additional funding, but upon raising the minimum amount in this offering, believe that will take us to the point that we will be able to sustain operations for at least a year if we raise no other capital. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We have no current or proposed financing plans or arrangements other than this offering. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND AN ACTIVE TRADING MARKET MAY NEVER MATERIALIZE, AND AN INVESTOR MAY NOT BE ABLE TO SELL THEIR STOCK.

Prior to this offering, there has been no public market for our common stock. We plan work with a market maker who would then apply to have our securities quoted on the OTC Bulletin Board. In order to be quoted on the OTCBB, we must be sponsored by a participating market maker who would make the application on our behalf; at this time, we are not aware of a market maker who intends to sponsor our securities and make a market in our stock. Assuming we become quoted, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus. Additionally, if the market is not active or illiquid, investors may not be able to sell their securities.

IF A PUBLIC TRADING MARKET FOR OUR COMMON STOCK MATERIALIZES, WE WILL BE CLASSIFIED AS A `PENNY STOCK' WHICH HAS ADDITIONAL REQUIREMENTS IN TRADING THE STOCK, WHICH COULD CAUSE YOU NOT TO BE ABLE TO SELL YOUR STOCK.

The U.S. Securities and Exchange Commission treats stocks of certain companies as a `penny stock'. We are not aware of a market maker who intends to make a market in our stock, but should we be cleared to trade, we would be classified as a `penny stock' which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker-dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the stock is suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade your securities as well as the purchasers of your securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the common stock you purchase in this offering could have no effective market to sell into, thereby causing your investment to be worthless.

INVESTING IN A PENNY STOCK HAS INHERENT RISKS, AFFECTING BOTH BROKERS, BUYERS AND SELLERS, WHICH COULD CAUSE THE MARKETABILITY OF YOUR STOCK TO BE LESSER THAN IF THERE WERE NOT THOSE REQUIREMENTS.

When a seller of a `penny stock' desires to sell, they must execute that trade through a broker. Many brokers do not deal in penny stocks, so a seller's ability to market/sell their stock is reduced because of the number of brokers who engage in trading such stocks. Additionally, if a broker does engage in trading penny stocks, and the broker has a client who wishes to buy the stock, they must have the client fill out a number of pages of paperwork before they can execute the trade. These requirements cause a burden to some who may decide not to buy because of the additional paperwork. Thus, the marketability of your stock is less as a penny stock than as a stock listed on an exchange. This could cause your investment to be worth less liquid and investors may not be able to market their shares effectively.

SHAREHOLDERS PURCHASING SHARES IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION, CAUSING THEIR INVESTMENT TO immediaTELY BE WORTH LESS THAN THEIR PURCHASE PRICE.

If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering. This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution: (a) if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.00 per share and an immediate dilution to the new shareholders of $0.50 per common share; (b) if the midpoint of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.03 per share and an immediate dilution to the new shareholders of $0.47 per common share. and (c) if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate dilution to the new shareholders of $0.43 per common share.

INVESTORS ARE NOT ABLE TO CANCEL THEIR SUBSCRIPTION AGREEMENTS THEY SIGN, THEREFORE LOSING ANY CHANCE TO CHANGE THEIR MINDS.

Once the Company receives an investors subscription, they will not be able to cancel their subscription. The investor will therefore lose any right or opportunity to change their mind after receipt by the Company.

OUR OFFERING PRICE OF $0.50 WAS DETERMINED ARBITRARILY BY OUR PRESIDENT. YOUR INVESTMENT MAY NOT BE WORTH AS MUCH AS THE OFFERING PRICE BECAUSE OF THE METHOD OF ITS DETERMINATION.

The President arbitrarily determined the price for the offering of $0.50 per share. As the offering price is not based on a specific calculation or metric the price has inherent risks and therefore your investment could be worth less than the offering price.


                           FORWARD LOOKING STATEMENTS

         This prospectus contains forward looking statements. These forward looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans",

"believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward looking statements. In addition, the forward looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of December 31, 2006 was negative $55,605 or ($0.01) per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of December 31, 2006 would be:
$7,729 or $0.00 per share, if the minimum is sold, $175,229 or $0.03 per share, if the midpoint amount is sold, and $415,729 or $0.07 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.00 per share and an immediate dilution to the new shareholders of $0.50 per common share.

if the midpoint amount of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.03 per share and an immediate dilution to the new shareholders of $0.47 per common share.

if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate dilution to the new shareholders of $0.43 per common share.






               The remainder of this page intentionally left blank



The following table illustrates this per share dilution:

Minimum  Midpoint Maximum
Assumed initial public offering price                      $ 0.50      $ 0.50       $ 0.50
Book value as of December 31, 2006                         $(0.01)     $(0.01)      $(0.01)
Projected book value after this offering                   $ 0.00      $ 0.03       $ 0.07

Increase attributable to new stockholders:                 $ 0.01      $ 0.04       $ 0.08

Projected book value
  as of December 31, 2006 after this offering              $ 0.00      $ 0.03       $ 0.07
Decrease to new stockholders                               $(0.50)     $(0.47)      $(0.43)
Percentage dilution to new stockholders                      100%         94%          86%


         The following table summarizes and shows on a projected basis as of December 31, 2006, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

MINIMUM OFFERING
------- --------
                                    Number           Percent                          Average
                                   of shares        of shares         Amount          price per
                                    owned            owned             paid            share
                                    -----            -----             ----            -----

Current shareholders               4,500,000         96.77            $       2        $ 0.00

New investors                        150,000          2.23            $  75,000        $ 0.50
===============================================================================================
Total                              4,650,000        100.00            $  75,002

MIDPOINT OFFERING
-------- --------
                                    Number           Percent                          Average
                                   of shares        of shares         Amount          price per
                                    owned            owned             paid            share
                                    -----            -----             ----            -----

Current shareholders               4,500,000          90.00           $      2        $ 0.00
                                   ------------------------------------------------------------

New investors                        500,000          10.00           $250,000        $ 0.50
===============================================================================================
Total                              5,000,000         100.00           $250,002


MAXIMUM OFFERING
------- --------
                                    Number           Percent                          Average
                                   of shares        of shares         Amount          price per
                                    owned            owned             paid            share
                                    -----            -----             ----            -----

Current shareholders               4,500,000          81.82           $       2       $ 0.00
                                   ------------------------------------------------------------

New investors                      1,000,000          18.18           $ 500,000       $ 0.50
===============================================================================================
Total                              5,500,000         100.00           $ 500,002


                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, John Campbell. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Campbell, or introduced to Mr. Campbell and personally contacted by him or referred to him. We have no agreements, understandings or commitments, whether written or oral, to offer or sell the securities to any individual or entity, or with any person, including our attorney, or group for referrals and if there are any referrals, we will not pay finders fees.

         Mr. Campbell will be selling the common stock in this offering relying on the safe harbor from broker registration under the Rule 3a4-1(a) of the Securities Exchange Act of 1934. Mr. Campbell qualifies under this safe harbor because Mr. Campbell (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and
(d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and he has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

         Additionally, he will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment. Officers, directors and affiliates may not purchase shares in this offering.

         The money we raise in this offering before the minimum amount is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit the funds in our bank account and retain the transfer agent who will then issue the shares. We do not have an escrow agreement or any other agreement regarding the custody of the funds we raise. The offering will end on November 6, 2007 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. The offering will close on November 6, 2007, if not terminated sooner.

         The subscription agreement will provide investors the opportunity to purchase shares at $0.50 per share by purchasing directly from the Company. The agreement also provides that investors are not entitled to cancel, terminate or revoke the agreement. In addition, if the minimum subscription is not raised by November 6, 2007, the subscription agreement will be terminated and any funds received will be promptly returned to the investors.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised. The transfer agent will only be engaged in the event that we obtain at least the minimum subscription amount in this offering.

                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.
         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                 $75,000    $250,000    $500,000
                                                 Minimum   Mid-Level     Maximum
                                                 -------   ---------    --------
Legal, Accounting & Printing Expenses              7,000      13,000      21,000
Other Offering Expenses                            9,736       7,736       9,736
Net Proceeds to Company                           58,264     227,264     469,264
                                                --------------------------------
TOTAL                                           $ 75,000    $250,000    $500,000

The following describes each of the expense categories:
* legal, accounting and printing expense is the estimated costs associated with this offering. As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase. * other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.


The following table sets forth how we anticipate using the net proceeds to the company:

                                             $75,000      $250,000      $500,000
                                             Minimum     Mid-level       Maximum
                                            --------     ---------      --------
Web site development                        $  4,500      $ 12,000      $ 22,000
Marketing/Advertising                         26,264       158,000       350,000
Salaries and wages                            12,000        24,000        50,000
Professional fees                              9,000        19,000        28,000
General corporate overhead (1)                 6,500        14,264        19,264
                                            --------      --------      --------
Proceeds to company                         $ 58,231      $227,264      $469,264

(1)  General  Corporate   overhead  includes  office  rents,   office  supplies,
utilities, taxes, and any other administrative expense incurred in the normal course of business.


We do not plan to use any of the proceeds to pay off notes payable owed by the Company. Additionally, all amounts allocated for salaries/commissions will be for new hires and not for officers or directors of the company. For a more detailed discussion of the use of proceeds, reader is referred to the discussion of Use of Proceeds on page 15 of this offering.

                             DESCRIPTION OF BUSINESS

         AutoDirect, Inc. is a Nevada corporation which was incorporated in 2006. In this report, we refer to Autodirect, Inc. as "we," "us" or "AD" unless we specifically state otherwise or the context indicates otherwise. We are an on-line web based driver test organization that currently markets to the Ontario Canada province.

We are a web based driver education instructional web site offering a comprehensive How-to-Get-Their-License program. We are based in Ontario Canada and serve the Ontario province as our program is oriented to the Ontario Government's Driver's Handbook.

ABOUT ONTARIO CANADA (SOURCE: HTTP://EN.WIKIPEDIA.ORG/WIKI/ONTARIOR).

Ontario is a province located in the east-central part of Canada, the largest by population and second largest (after Quebec) in total land area. Ontario is bordered by the provinces of Manitoba to the west, Quebec to the east, and the United States to the south. The capital of Ontario is Toronto, the largest city in Canada. Ottawa, the capital city of Canada, is also located in Ontario.

The 2006 Census indicated 12,160,282 residents lived in Ontario representing 38.5% of the national population of Canada. Canada's statistical measure of a "metro area", the Census Metropolitan Area (CMA), roughly bundles together population figures from the core municipality with those from "commuter" municipalities. For the Toronto CMA, the estimated 2005 population totaled 5,304,100 residents.

To date, our marketing activities have primarily been concentrated in word of mouth and customer referrals. We generate revenues through the offering of on-line tests.

Our web site has a compilation of over 300 questions that prepare a driver for the G1 test. These questions are random and all quizzes on our web site will not duplicate. Questions include road signs and general knowledge rules with photographs and live animations.

We offer three (3) Quiz Packs, Quiz Pack 1 includes two (2) quizzes just to get a new driver started in becoming familiar with road rules and signs. Quiz Pack 2 includes four (4) quizzes which is comprehensive and provide all the basics a new driver needs to know. Our third quiz Pack includes Six (6) quizzes and is extremely comprehensive in its test of a potential driver's knowledge of road safety, rules, and driving acumen. These quizzes vary in price, currently in a range from $580.00 (CD) to $920.00 (CD).

The information on this web site, including the sample test questions and answers, is provided for the purpose of assisting individuals in their preparation for the written test required for each Provincial Driver's license (the "Test"). The questions have been written in a style that is similar to those contained in the Test and cover the same subject matter but are not the same questions that will appear on the same. The questions are intended to supplement the material provided within each provincial 'drivers guide' and not to replace the same. Individuals intending to take the Test must make themselves familiar with all of the material in the Guide. Drivers Web test do not make any representations or warranties that any individual making use of the sample questions and answers on this web site will be successful in obtaining a valid Drivers license for Ontario.

The sample questions and answers are based upon the available Provincial 'Drivers Guide' as of November 1, 2003. In the event of any omission of information from this web site or any contradiction or difference between anything herein and the applicable statutes or regulations, the individual must read and rely on the Acts or regulations or obtain independent legal advice. In no event shall Drivers Web test be liable for any special, incidental or consequential damages or any damages whatsoever, including but not limited to injury, damage, loss of data, loss of revenues, loss of prospective economic advantage arising out of the use or misuse of any information on this web site.

A portion of the proceeds of this offering will be used to further develop other markets in Canada, specifically branching into the remaining provinces. Market viability will be determined based on population. Consequently, market development will initially be focused on the provinces of Quebec (population 7,651.5 million), British Columbia (population 4,310.5 million), Alberta (population 3,375.8 million), and Manitoba (population 1,177.8 million)1.

THE AUTODIRECT PROGRAM:
THE  HOW-TO-GET-THEIR-LICENSE  TRIP IN  ONTARIO:  FROM  ZERO  TO  FULLY-LICENSED
DRIVING.

Drivers will be required to pass all of the following tests to get their learner's permit:

o        Vision test
o        Knowledge test including roads signs and rules of the road

HOW TO GET STARTED (EVEN BEFORE TURNING 16)
Obtain a copy of the Ontario Government's Driver's Handbook from a Motor Vehicle License Office or bookstore. This can be done before turning 16 years old. We advise students to study it thoroughly in order to be ready to pass the written test at an Ontario Government Ministry of Transport driver test center. We also advise students to obtain the address of the office nearest them from the Blue Pages in the phone book.

Once turning 16, a student can write a test at a driver test center. They will be asked questions based on the contents of the Driver's Handbook, including traffic laws, the rules of the road, recognition and understanding of lights and signs, safety rules, etc. They must obtain 80% on the test to pass. they must also pass a vision test, show identification (a social insurance card, birth certificate, student ID card), and pay a fee of $125.

ONCE ONE HAS THEIR LEARNER'S PERMIT
If a student successfully passes the written test and the vision test, they will get their G1 Permit. It will be their driver's license for up to 5 years from date of issue. The $125 fee paid will also cover their first behind-the-wheel driving test, which they can take after 12 months if they don't take a recognized driver training course. If they take a recognized course, they can try their road test in only 8 months, instead of 12.

RESTRICTIONS WITH THE G1 PERMIT
Until they pass their G1 road test, they must not drive without a fully-licensed
driver  in  the  passenger  seat  beside  them,  and  observe  other   important
restrictions and rules,  namely:

1. The accompanying co-driver must have been licensed at least 4 years, and hold a full Class G License. She/he is the only passenger allowed in their front seat.

2. They must wait a minimum of 12 months to attempt the G1 test. But if they take an approved driver program, an approved course, they can try their first road test in only 8 months.

3. They must have 0 blood alcohol, and their co-driver must have a blood alcohol content below .06%.

4. They cannot drive on any "400" series freeway (such as 401, 400, 407, etc.), except with a licensed driving instructor. And they cannot drive at night between the hours of 12 a.m. and 5 a.m.

5. They have to limit the number of passengers in the rear seats to the number of seatbelts. Only their co-driver is allowed in the front seat.


------------------------
1 Source: Statistics Canada, CANSIM, table 051-0001. Last Modified 10-26-06.

6. They can only drive G class vehicles. Driving school grads advance to Level Two 4 months sooner! After 8 months of practice-driving , they may try their G1 Road Test if they have an I.D.A. certificate to prove they've taken an approved driving school course.
Otherwise, they must wait 12 months to take the G1 Road Test.


THE G1 ROAD TEST What they'll be tested on:

Driving situations and rules of the road including starting, stopping, turning, passing vehicles and land driving, driving through controlled and uncontrolled intersections, parallel parking and backing up, anticipation of hazardous conditions, other safe driving practices like driving the right speed and steering techniques.

The road test will consist of about 20 minutes of actual driving/turning/parking with a government examiner, either in a controlled off-road test area, or on public streets and roads. They can expect to be tested on turning corners, lane position, lane changes, left turns at signalized intersections, parallel parking, blind spot checks, proper car control and observance of the law. Due to the more stringent second test, most examiners are now marking considerably more errors.

PASS THEIR G1 ROAD TEST, AND DRIVE ANYWHERE, ANYTIME!
Pass their test, and they enter Level Two. It lasts at least 12 months. They can drive at any time, day or night, alone, or with passengers, on any road or highway in Ontario.

BUT THREE LEGAL RESTRICTIONS STILL APPLY:

1. They must drive with 0% blood alcohol.
2. As a teen they have to limit the number of passengers to 1 from midnight to 5am. Initially G2 drivers19 or under can only carry 1 passenger 19 or under. After the first 6 months, and until driver earns the full G license or turns 20, they can carry only 3 passengers aged 19 or under. These restrictions do not apply if accompanied by a full G licensed driver with 4 years of driving experience, in the front seat, or if the passengers are immediate family members.
3. They can drive only G class vehicles.

THE G2 ROAD TEST
They can attempt their G2 driving test a minimum of 12 months after their G1 road test. The G2 test, if they pass, gives they full driving privileges.

They'll be tested on their defensive driving skills with a government examiner for 30 minutes behind-the-wheel.

THEY CAN EXPECT TO BE TESTED ON:

o        proper lane use

o        proper observation skills

o        mirror use

o        blind spot checks

o        appropriate space management

o        S-approach when left turning at large intersections

o        road side stop

o        freeway driving

o        parallel parking

o        proper lane change procedure

o defensive driving throughout the test on public streets, roads and possibly highways.

The Autodirect drivers program prepares students to test for and pass the G1 drivers test. The G1 license provides drivers independent mobility in that they can drive without supervision and with passengers on any road in Ontario.

BUSINESS OPERATIONS:

GOVERNMENT REGULATION:
At the present time there are no Canadian or US Federal government regulations on driver test preparatory tutorials over the internet.

OUR QUALIFICATIONS
Our qualifications are our reputation and experience in the industry.

INDUSTRY & COMPETITION:

Unlike the American marketplace, the Canadian market for drivers licenses and testing are under the authority and oversight of each province's Ministry of Transportation. As such, the Ministry of Transportation for Ontario province directs students and potential license seekers to Ministry-Approved Beginner Driver Education Courses. Driving schools in Ontario are not regulated, and the Ministry of Transportation Ontario does not approve or regulate individual schools. According to their web site (www.mto.gov.on.ca) choosing a school is a personal choice. As they advise, not all driving schools offer ministry-approved beginner driving education course. They advise to look for schools that offer "MTO-approved beginner driver education courses", or "ministry-approved beginner driving education courses". By taking an MTO-approved Beginner Driver Education Course at a driving school, G1 license holders may qualify for a four-month reduction in the 12-month minimum G1-license period as well as a potential reduction in insurance premiums.

However, the MTO web site does not provide test quizzes that test the students knowledge of road signs and rules of the road. Autodirect does provide this learning tool through their website (www.driverswebtest.com).

At present, if a student wants to test their road rules and sign knowledge they take driver education courses which involve time and money. AutoDirect competes directly against these schools with the competitive advantage of allowing students to pick the best time for them in a secure environment and in the comfort of their own home. To the best of our knowledge, there is no competitor offering this same service in a web based environment.

OUR BUSINESS STRATEGY

     We are a web based driver education instructional web site offering a comprehensive How-to-Get-Your-License program. This testing educates and tests a students knowledge of road signs and rules of the road. The tests are geared toward the G1 and G2 license categories.

 Management is primarily consisted of our President and CEO. As CEO, he is responsible for coordinating and leading the entire organization to achieve optimal results and goals. This includes maintaining and updating the web site, managing income and expenses, and marketing programs. Additionally, our CEO is responsible for strategic planning.

AutoDirect has three major financial objectives to reach its goal of increasing usership of their Ontario based drivers test web site and its desired expansion into other key Canadian provinces:

1. Maintain web site content
2. Better manage expenses
3. Develop marketing strategies to increase customer traffic


                  MANAGEMENTS DISCUSSION AND PLAN OF OPERATIONS

         As of December 31, 2006 our cash balance was $4,124 (USD) and at December 31, 2005 it was $578.

         Revenues for fiscal year 2006 totaled $0. Likewise, our 2005 revenues were $0. We are just completed our website and are ready to market it.

The company experienced a loss of $6,437 for fiscal year 2005 and a loss of $11,411 for fiscal year 2006. The loss in both years was attributable to the inability of the company to generate sufficient revenue to offset overhead and other fixed expenses, specifically our web site development costs.

The plan of operations for the 12 months following the commencement of this offering will include the continued web site and revenue growth plan. The Company plans to implement this growth plan by further web site development and selling advertising on the web site. If the maximum amount is raised, we expect to spend $22,000 on web site development.

Marketing and advertising costs will be determined by the amount raised in the initial offering. If the maximum amount of $500,000 is raised, these costs are projected to total $158,000 in the first 12 months of operation. As previously mentioned, advertising costs will include targeted mailings to 15 and 16 year old residents of Ontario province. If the minimum amount is raised in this offering, in the first 12 months of operation, $26,264 is budgeted to be spent on advertising.

We will not use the proceeds of the offering to pay down notes payable.

Generating Sufficient Revenue:
------------------------------
Since inception, we have generated revenue through minimal advertising, referrals and word of mouth. For the next twelve months we plan to continue generating revenue by the same means, but with more of an emphasis on advertising. Marketing activities will concentrate on direct mail pieces to 15 and 16 year old Ontario province residents.

The Company plans to generate sufficient revenue by further developing its web site to facilitate increased web based advertising sales.

Financing Needs:
----------------
Our cash flows since inception have not been adequate to support on-going operations. As noted above, the Company's financing needs for the next twelve months can and will be met even if the minimum offering amount is raised. We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months.


                             DESCRIPTION OF PROPERTY

         Our corporate facilities are located in a 1,250 sf office at 46 Nelson Street, Oakville, Ontario Canada L6L 3H6.


         DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:

John Campbell           69           Director, President; Secretary and Director

Background of Directors and Executive Officers:

John Campbell.
Originally from Port Colborne, Ontario, John graduated from Ryerson University in 1959 from what is now their Mechanical Engineering Dept. He spent the next twelve years working for Norton Company, (the world's largest supplier of Abrasive Products), in various positions in sales, product engineering and marketing. He traveled throughout Canada and in the later years became involved internationally with Norton; investigating and implementing initiatives in other countries, which might be implemented in Canada. In 1971 he switched careers and became owner and President of Davis Forwarding, an international freight forwarding company, handling export freight and project management of the logistic side of foreign projects.He eventually sold this company to Livingston International. In the late seventies in partnership with Lester Shoalts, they formed Petrolon Canada and developed the lubricant product line and brand Slick
50. This was a part of a large international group of companies all now owned by Quaker State. During this period, until 1997, John worked with international companies in Europe, UK and South Africa. In 1997 with partners, they founded Transcourt Inc., of which John Campbell is President. This company is now the leading leasing company in Canada providing liquid bulk tankers to trucking companies. He has also had involvement in many companies and ventures as an investor and director. Auto Direct is one of these companies.


                     REMUNERATION OF DIRECTORS AND OFFICERS


         Our sole officer and director received the following compensation for the years of 2006 and 2005. He has no employment contract with the company.



     Name of Person           Capacity in which he served       Aggregate
Receiving compensation        to receive remuneration         remuneration
----------------------     -----------------------------------------------
     John Campbell            President, Secretary             2006 - $0
                                 and Treasurer                 2005 - $0

         As of the date of this offering, our sole officer is our only employee.
We have no plans to pay remuneration to any other officer in or associated with our company. When we have funds and/or revenue, our board of directors will determine any other remuneration at that time.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In June 2006, we exchanged 4,500,000 shares of common stock for 100% of the outstanding stock of Auto Direct Automotive Services, Inc. In this transaction, the president of the company received 4,050,000 shares of common stock in consideration for his 90% ownership in ADAS.

         Our President and Sole Director, John Campbell, has advanced funds to the company. As of December 31, 2006, the date of financials included with this filing, the company owed Mr. Campbell $12,299 and owed $26,506 to Socopar, Inc., a company controlled by Mr. Campbell.


         As of the date of this filing, there are no other agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

*        a director or officer of the issuer;
*        any principal security holder;
*        any promoter of the issuer;
* any relative or spouse, or relative of such spouse, of the above referenced persons.


                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially,  directly or indirectly, more than 5% of the outstanding  common stock,  and all officers and directors of the company:
                                                     Amount                    Amount
                                                     Owned                     Owned
Title / relationship                                 Before the                After the
 to Issuer                 Name of Owner             offering         Percent  offering    Percent
----------                 -------------             ---------------------------------------------

President, Secretary
       and Director        John Campbell             4,050,000       90.00%
                                    Minimum                                    4,050,000    87.10%
                                    Maximum                                    4,050,000    73.64%


No options, warrants or rights have been issued by the Company.

                               SIGNIFICANT PARTIES

         The following table lists the relationship of the significant parties to the issuer:

Relationship                        Name and
to Issuer                           business address

Officer                             John Campbell
and Director                        46 Nelson Street
                                    Oakville, Ontario L6L 3H6 Canada

Record owners of                    John Campbell
5% (or more) owner                  46 Nelson Street
of equity securities                Oakville, Ontario L6L 3H6 Canada

Beneficial owner of                 John Campbell
5% (or more) owner                  46 Nelson Street
of equity securities                Oakville, Ontario L6L 3H6 Canada

Counsel to Issuer                   Bradley D. Harrison
                                    8318 Trail Lake Dr.
                                    Rowlett, Texas 75088


                            SECURITIES BEING OFFERED

            We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 150,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share. As of December 31, 2006, we had 4,500,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders and all who subscribe to common shares in this offering do not have a preemptive right to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors. These provisions apply to all holders of our common stock.



       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company.

                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, SF Partnership, LLP as our independent certified public accountant. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our bylaws provide that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware Law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.


                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Bradley D. Harrison, Law Office of Bradley Harrison, 8318 Trail Lake Dr., Rowlett, Texas 75088.


                                     EXPERTS

         The financial statements as of December 31, 2006 and 2005, and for the twelve months ended December 31, 2006 and 2005 of the company included in this prospectus have been audited by SF Partnership, LLP, independent chartered accountants, as set forth in their report. The financial statements have been included in reliance upon the authority of them as experts in accounting and auditing.


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.


                                 CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006. Our capitalization is presented on:

*        an actual basis;

* a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (150,000) we plan to sell in this offering; and

* a pro forma basis to give effect to net proceeds from the sale of the midpoint number of shares (500,000) we plan to sell in this offering; and

* a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.

                                                  Actual         After        After             After
                                                 Audited        Minimum       Midpoint         Maximum
                                             Dec 31, 2006      Offering       Offering         Offering
                                            -------------     ----------     ----------       ----------

Stockholders' equity
Common Stock, $0.001 par value;
50,000,000 shares authorized;                    4,500           4,650           5,000             5,500
Additional Paid In Capital                   (   4,498)         53,583         220,733           460,733
Comprehensive loss                           (   5,103)     (    5,103)     (    5,103)      (     5,103)
Retained earnings                            (  50,504)     (   50,504)     (   50,504)      (    50,504)
Total Stockholders' Equity                   (  55,605)          7,769         175,229           415,729
Total Capitalization                          ( 55,605)          7,769         175,229           415,729

Number of shares outstanding                 4,500,000       4,650,000       5,000,000         5,500,000


         The Company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.


                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093.

                    AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2006 AND 2005

                           (EXPRESSED IN U.S. DOLLARS)






                                    CONTENTS

Report of Independent Registered Public Accounting Firm                      1

Consolidated Balance Sheets                                                  2

Consolidated Statements of Operations and Comprehensive Loss                 3

Consolidated Statements of Stockholders' Deficit                         4 - 5

Consolidated Statements of Cash Flows                                        6

Notes to Consolidated Financial Statements                              7 - 13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY

         We have audited the accompanying consolidated balance sheets of AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY (the "Company") as of December 31, 2006 and 2005, and the consolidated statements of operations and comprehensive loss, stockholders' deficiency and cash flows for each of the years in the two year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the consolidated statements of operations and comprehensive loss, and cash flows for each of the years in the two year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company is in the development stage, experienced operating losses and has a working capital deficiency and an accumulated deficit during the development stage. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ SF PARTNERSHIP, LLP
    -------------------
    SF PARTNERSHIP, LLP


TORONTO, CANADA                                        CHARTERED ACCOUNTANTS
March 21, 2007




AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Consolidated Balance Sheets
 December 31, 2006 and 2005
(Expressed in U.S. Dollars)


                                                                    2006              2005

                                     ASSETS

CURRENT
    Cash                                                   $        4,124  $           578
    Prepaid and other assets                                          118              118
                                                           -------------------------------

TOTAL CURRENT ASSETS                                                4,242              696
                                                           -------------------------------

TOTAL ASSETS                                               $        4,242  $           696
                                                           -------------------------------

                                   LIABILITIES

CURRENT
    Accounts payable                                       $       12,910   $        6,004
    Accrued liabilities                                             8,032                -
    Advances from related parties (note 3)                         38,905           38,886
                                                           -------------------------------

TOTAL CURRENT LIABILITIES                                          59,847           44,890
                                                           -------------------------------

TOTAL LIABILITIES                                                  59,847           44,890
                                                           -------------------------------


                              STOCKHOLDERS' DEFICIT

COMMON STOCK
    Common   stock,   $0.001   par  value  per  share;
       50,000,000 shares  authorized;  4,500,000 (2005
       - 100) issued and outstanding                                4,500                -

ADDITIONAL PAID-IN CAPITAL                                         (4,498)               2

ACCUMULATED COMPREHENSIVE LOSS                                     (5,103)          (4,130)

ACCUMULATED DEFICIT DURING THE DEVELOPMENT STAGE                  (50,504)         (40,066)
                                                           -------------------------------


TOTAL STOCKHOLDERS' DEFICIT                                       (55,605)         (44,194)
                                                           -------------------------------


TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                $        4,242  $           696
                                                           -------------------------------




(The accompanying notes are an integral part of these consolidated financial statements.)



AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Consolidated Statements of Operations and Comprehensive Loss
Years Ended December 31, 2006 and 2005
(Expressed in U.S. Dollars)



                                                                                                   Cumulative from
                                                                                                      November 14,
                                                                                                              1991
                                                                                                    (Inception) to
                                                                                                      December 31,
                                                                           2006             2005              2006

REVENUE                                                         $             -  $             -   $             -
                                                                --------------------------------------------------

EXPENSES
    Professional fees                                                     8,843             4,955           16,109
    Consulting fees                                                       4,150                 -            4,150
    Office and general                                                    1,457                97            1,614
    Website development costs                                                 -                 -           32,643
                                                                --------------------------------------------------


TOTAL OPERATING EXPENSES                                                 14,450             5,052           54,516
                                                                --------------------------------------------------


LOSS BEFORE THE UNDERNOTED                                             (14,450)           (5,052)         (54,516)

    Recovery of website development costs (note 5)                        4,012                -            4,012
                                                                -------------------------------------------------


LOSS BEFORE INCOME TAXES                                               (10,438)           (5,052)         (50,504)

    Provision for income taxes (note 4)                                -                 -                -
                                                                -------------------------------------------------


NET LOSS                                                               (10,438)           (5,052)         (50,504)

    Foreign currency translation adjustment                               (973)           (1,385)          (5,103)
                                                                -------------------------------------------------


COMPREHENSIVE LOSS                                              $      (11,411)  $        (6,437)  $      (55,607)
                                                                =================================================


LOSS PER WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING
  THE YEAR

    Basic and diluted                                           $       (0.003)  $        (0.001)
                                                                =================================================


WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING
  THE YEAR

    Basic and diluted                                                 4,500,000         4,500,000
                                                                =================================================



(The accompanying notes are an integral part of these consolidated financial statements.)




AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Consolidated Statements of Stockholders' Deficit
Years Ended December 31, 2006 and 2005
(Expressed in U.S. Dollars)

                                                                                                ACCUMULATED
                                                                                                    DEFICIT
                                                     COMMON     ADDITIONAL      ACCUMULATED      DURING THE            TOTAL
                                                      STOCK        PAID-IN    COMPREHENSIVE     DEVELOPMENT    STOCKHOLDERS'
                                      SHARES      PAR VALUE        CAPITAL             LOSS           STAGE          DEFICIT
                                --------------------------------------------------------------------------------------------

Opening Balance, November
   14, 1991
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                --------------------------------------------------------------------------------------------
Balance, December 31, 1991
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 1992
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 1993
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 1994
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 1995
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 1996
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 1997
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 1998
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 1999
    Net earnings                          100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 2000
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 2001
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31. 2002
   Net earnings                           100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------
Balance, December 31, 2003                100    $    -         $        2      $      -         $       -       $         2
                                 -------------------------------------------------------------------------------------------


(The accompanying notes are an integral part of these consolidated financial statements.)




AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Consolidated Statements of Stockholders' Deficit (cont'd)
Years Ended December 31, 2006 and 2005
(Expressed in U.S. Dollars)



                                                                                                ACCUMULATED
                                                                                                    DEFICIT
                                                     COMMON     ADDITIONAL      ACCUMULATED      DURING THE            TOTAL
                                                      STOCK        PAID-IN    COMPREHENSIVE     DEVELOPMENT    STOCKHOLDERS'
                                      SHARES      PAR VALUE        CAPITAL             LOSS           STAGE          DEFICIT
                                 -------------------------------------------------------------------------------------------


Balance, December 31, 2003                100    $      -       $        2      $      -         $       -       $         2
   Foreign currency
     translation
     adjustment                             -           -                -         (2,745)               -            (2,745)
   Net loss                                 -           -                -              -          (35,014)          (35,014)
                                 -------------------------------------------------------------------------------------------
Balance, December
   31, 2004                               100           -                2         (2,745)         (35,014)          (37,757)
   Foreign currency
     translation
     adjustment                             -           -                -         (1,385)               -            (1,385)
   Net loss                                 -           -                -              -           (5,052)           (5,052)
                                 -------------------------------------------------------------------------------------------
Balance, December
   31, 2005                               100           -                2         (4,130)         (40,066)          (44,194)
   Share exchange  transaction
     on June 30, 2006 - issuance
     of 4,500,000 common
     shares in exchange for 100
     common shares of Auto
     Direct                         4,500,000       4,500           (4,500)             -                -                 -
   Automotive Supply, Inc.
    (note 1)                            (100)           -                -              -                -                 -
   Foreign currency translation
    adjustment                             -            -                -           (973)               -              (973)
   Net loss                                -            -                -              -          (10,438)          (10,438)
                                 -------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2006          4,500,000    $  4,500       $   (4,498)     $  (5,103)       $ (50,504)      $   (55,605)
                                 ===========================================================================================









(The accompanying notes are an integral part of these consolidated financial statements.)



AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Consolidated Statements of Cash Flows
Years Ended December 31, 2006 and 2005
(Expressed in U.S. Dollars)



                                                                                        Cumulative from
                                                                                           November 14,
                                                                                                   1991
                                                                                         (Inception) to
                                                                                           December 31,
                                                                   2006          2005              2006

CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                             $      (10,438)    $  (5,052)   $     (50,504)
    Adjustments for non-cash items:
      Translation adjustment                                      (973)        (1,385)          (5,103)
                                                         ---------------------------------------------

                                                               (11,411)        (6,437)         (55,607)

    Changes in non-cash working capital:
      Prepaid and other assets                                        -          (118)            (118)
      Accounts payable                                            6,906        (8,222)          12,910
      Accrued liabilities                                         8,032             -            8,032
                                                         ----------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING
    ACTIVITIES                                                    3,527       (14,777)         (34,783)
                                                         ---------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Advances from related parties                                    19        13,127           38,905
    Proceeds of issuance of common stock                              -             -                2
                                                         ---------------------------------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                            19         13,127          38,907
                                                         ---------------------------------------------

NET INCREASE (DECREASE) IN CASH                                   3,546         (1,650)          4,124

CASH - BEGINNING OF PERIOD                                          578          2,228               -
                                                         ---------------------------------------------

CASH - END OF PERIOD                                     $        4,124     $      578   $       4,124
                                                         =============================================


SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION

    Cash paid for interest and income taxes              $            -     $        -   $           -
                                                         =============================================

(The accompanying notes are an integral part of these consolidated financial statements.)

AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
December 31, 2006 and  2005
(Expressed in U.S. Dollars)



1.    NATURE OF ACTIVITIES

      Auto Direct Holdings Inc. (the "Company") is the parent company of Auto Direct Automotive Supply, Inc. ("ADAS"), an Ontario, Canada company. ADAS was established in 1991 and has been developing software to penetrate the online automotive learning market. It has developed software for the education and training of persons interested in taking the driver's license test in Canada and plans to develop similar software for education and training people in the United States.

      The Company, a private holding company incorporated on June 29, 2006 under the laws of the State of Nevada, was formed by the stockholders of ADAS in order to acquire 100% of the outstanding common stock of ADAS. On June 30, 2006, the Company issued 4,500,000 shares of common stock in exchange for a 100% equity interest in ADAS. As a result of the share exchange, ADAS became the wholly owned subsidiary of the Company and the stockholders of ADAS owned 100% of the Company's voting stock. The Company accounted for the exchange as a transaction between entities under common control, and recognized the transfer at their carrying amounts at the date of transfer. These consolidated financial statements have been prepared as if the Company had always been the reporting company.

      Going Concern

      The accompanying consolidated financial statements have been prepared on a going concern basis, in accordance with accounting principles generally accepted in the United States of America.

      The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of business.

      There is doubt about the Company's ability to continue as a going concern as it has operating losses of $10,438 (2005 - $5,052) and a working capital deficiency of $55,605 (2005 - $44,194). The Company's ability to continue as a going concern is dependent upon the ability to raise additional capital and have profitable operations. The outcome of these matters cannot be predicted at this time.

      The consolidated financial statements have been prepared on a going concern basis and do not include adjustments to the amounts and classifications of the assets and liabilities that would be necessary if the going concern basis was not appropriate.

AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
December 31, 2006 and  2005
(Expressed in U.S. Dollars)



2.    SIGNIFICANT ACCOUNTING POLICIES

      The accounting policies of the Company are in accordance with accounting principals generally accepted in the United States of America, and their basis of application is consistent. Outlined below are those policies considered particularly significant:

      a)    Principles of Consolidation

            The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Auto Direct Automotive Supply, Inc. All significant inter-company balances and transactions have been eliminated on consolidation.

      b)    Financial Instruments

            Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

            Foreign Currency Risk
            ---------------------

            ADAS's operations are located in Canada, as a result, its assets, liabilities, revenues and expenses are exposed to risk from foreign exchange fluctuations.

      c)    Foreign Currency Translation

            The Company accounts for foreign currency translation pursuant to the Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". The Company's foreign subsidiary's functional currency is the Canadian dollar. All assets and liabilities of the Company's foreign subsidiary are translated into United States dollars using the rate of exchange in effect at the end of the year. Revenues and expenses are translated at the average rate of exchange prevailing throughout the year. Translation adjustments are reflected as a separate component of stockholders' deficit in accumulated comprehensive loss for the year.

      d)    Earnings or Loss Per Share

            The Company accounts for earnings (loss) per share pursuant to SFAS No. 128, "Earnings Per Share", which requires disclosure on the consolidated financial statements of "basic" and "diluted" earnings
            (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus potentially dilutive securities outstanding for each year. Potentially dilutive securities include stock options and warrants and shares of common stock issuable upon conversion of a company's convertible notes. Basic and diluted losses are the same because no options, warrants or convertible preferred stock have been issued.

AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
December 31, 2006 and  2005
(Expressed in U.S. Dollars)



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

      e)    Use of Estimates

            The preparation of consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the year in which they become known.

      f)    Comprehensive Loss

            The Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of consolidated financial statements. Comprehensive income (loss) is presented in the consolidated financial statements of operations, and consists of unrealized gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87, "Employers' Accounting for Pensions". SFAS No. 130, requires only additional disclosures in the consolidated financial statements and does not affect the Company's financial position or results of operations.

      g)    Income Taxes

            The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

            Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
December 31, 2006 and  2005
(Expressed in U.S. Dollars)



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

      h)    Recent Accounting Pronouncements

            In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). This statement permits fair value of remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest only strips and principal only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amended SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently reviewing the effect, if any, the proposed guidance will have on its financial position.

            In March 2006, FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets", which amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 156"). In a significant change to current guidance, SFAS No. 156 permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities:
            (1) amortization method or (2) fair value measurement method. SFAS No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently reviewing the effect, if any, the proposed guidance will have on its financial position.

            In June 2006, FASB issued Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' consolidated financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently reviewing the effect, if any, FIN 48 will have on its financial position.

AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
December 31, 2006 and  2005
(Expressed in U.S. Dollars)



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

      h) Recent Accounting Pronouncements (cont'd)

            In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which is effective for calendar year companies on January 1, 2008. The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is currently assessing the potential impact of implementing this standard.

            In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The decision about whether to elect the fair value option is applied instrument by instrument, with a few exceptions; the decision is irrevocable; and it is applied only to entire instruments and not to portions of instruments. SFAS No. 159 requires disclosures that facilitate comparisons (a) between entities that choose different measurement attributes for similar assets and liabilities and (b) between assets and liabilities in the consolidated financial statements of an entity that selects different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for consolidated financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year provided the entity also elects to apply the provisions of SFAS No. 157.

            Upon implementation, an entity shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. Since the provisions of SFAS No. 159 are applied prospectively, any potential impact will depend on the instruments selected for fair value measurement at the time of implementation. The Company is currently evaluating the impact, if any, adoption of SFAS No. 159 will have on its consolidated financial statements.



AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
December 31, 2006 and  2005
(Expressed in U.S. Dollars)



3.    ADVANCES FROM RELATED PARTIES

                                                                           2006           2005

      Socopar Inc., a company under common control                 $      26,606   $     26,593

      Director                                                            12,299         12,293
                                                                   ----------------------------
                                                                   $      38,905   $     38,886
                                                                   ============================


      These advances are unsecured, non-interest bearing, and are due on demand with 180 days notice, in writing.


4.    INCOME TAXES

      The Company has adopted SFAS No. 109, which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable. Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis and financial reporting basis of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

      The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $22,438 at December 31, 2006, and will expire in the years
      2024 through 2025.

      The provision for refundable Federal income taxes consists of the following:

                                                                           2006           2005
      Refundable Federal income tax attributable to:

      Current operations                                           $      17,171   $      3,549

      Less: Change in valuation allowance                                (17,171)        (3,549)
                                                                   ----------------------------

      Net refundable amount                                        $           -   $          -
                                                                   ============================








                                     - 12 -


AUTO DIRECT HOLDINGS INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
Notes to Consolidated Financial Statements
December 31, 2006 and  2005
(Expressed in U.S. Dollars)



4. INCOME TAXES (cont'd)

      The cumulative tax effect at the maximum expected rate of 34% of significant items comprising the Company's net deferred tax amounts are as follows:

                                                                           2006           2005
      Deferred tax asset attributable to:

      Net operating loss carryover                                 $      22,438   $      5,267

      Less: Valuation allowance                                          (22,438)        (5,267)
                                                                   ----------------------------

      Net deferred tax asset                                       $           -   $          -
                                                                   ============================


      The realization of deferred tax benefits is contingent upon future earnings.


5.    RELATED PARTY TRANSACTIONS

      Included in the recovery of website development costs for the year ended December 31, 2006 is a recovery of $4,012 (2005 - $nil) from Socopar Inc., a company under common control.

      These transactions were in the normal course of business and recorded at an exchange value established and agreed upon by the above related parties.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                            2
Corporate Information                                                         2
Summary Financial Data                                                        2
Risk Factors                                                                  3
Forward Looking Statements                                                    5
Dilution                                                                      6
Plan of Distribution                                                          8
Use of Proceeds                                                               9
Description of Business                                                       9
Management's Discussion and Plan of Operations                               14
Description of Property                                                      15
Director's, Executive Officers and Significant Employees                     15
Remuneration of Officers and Directors                                       15
Interest of Management and Others in Certain Transactions                    16
Principal Shareholders                                                       16
Significant Parties                                                          17
Securities Being Offered                                                     17
Relationship with Issuer of Experts Named in Registration Statement          17
Legal Proceedings                                                            18
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            18
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          18
Legal Matters                                                                18
Experts                                                                      18
Dividend Policy                                                              19
Capitalization                                                               19
Transfer Agent                                                               19
Financial Statements                                                         F-1

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada Revised Statutues, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article Thirteen of our Articles of Incorporation states:

          A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any act or omission in his capacity as a director, except to the extent otherwise expressly provided by a statute of the State of Nevada. Any repeal or modification of this Article shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of the repeal or modification.


Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.


                                           Minimum   Maximum
                                           -------   -------
         SEC Filing Fee                    $    64   $    64
         Printing and Engraving Expenses     1,000     5,000
         Legal Fees and Expenses             2,500    15,500
         Edgar Fees                          2,800     2,800
         Accounting Fees and Expenses        3,000     3,000
         Blue Sky Fees and Expenses          4,500     7,000
         Miscellaneous                       2,905       405
                                           -------   -------
         TOTAL                             $16,769   $33,769


As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase.

Item 3.        Undertakings
   1(a) Rule 415 Offering. If the small business issuer is registering securities under Rule 415 of the Securities Act (230.415 of this chapter), that the small business issuer will:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of
         prospectus   filed  with  the   Commission   pursuant  to  Rule  424(b)
         (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
                (iii) Include any additional or changed material information on the plan of distribution.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
         (4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to his registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to purchaser:
             (i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (230.424 of this chapter);
            (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
            (iii) The portion of any other free writing  prospectus  relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and
            (iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

         Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:
         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
         In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

Item 4.          Unregistered Securities Issued or Sold Within One Year

         In June 2006, the Company issued 4,500,000 shares of common stock in exchange for 100 % of the outstanding common stock of Auto Direct Automotive Services, Inc. (ADAS). Of the 4,500,000 shares issued, the President received 4,050,000 shares and two other non related individuals received 225,000, each receiving their stock for their respective ownership in ADAS. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction in June 2006, the shareholders of a private corporation received their respective shares for their ownership of ADAS which they received for equity in ADAS. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Toronto, Province of Ontario, on May 15, 2007.

                           Auto Direct Holdings, Inc.



                           By: /s/ John Campbell
                               ----------------------------
                                   John Campbell, President


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities and on the dates stated.

Signature                                   Title                     Date
-------------------------------     ------------------------      ------------


/s/ John Campbell                   President, Secretary,         May 15, 2007
-------------------------------     Treasurer, Director
John Campbell




/s/  John Campbell                  Chief Executive Officer       May 15, 2007
-------------------------------
John Campbell


/s/  John Campbell                  Chief Financial Officer       May 15, 2007
-------------------------------
John Campbell


/s/  John Campbell                  Chief Accounting Officer      May 15, 2007
-------------------------------
John Campbell

Item 5.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.                   Identification of Exhibit
   2.1     - Articles of Incorporation
   2.4     - By Laws
   3.1     - Specimen Stock Certificate
   4.1     - Form of Subscription Agreement
  10.1     - Consent of SF Partnership, LLP
  11.1     - Opinion and Consent of the Law Office of Bradley D. Harrison

* Filed previously